Exhibit 99.1

NQ Mobile Engages Marcum Bernstein & Pinchuk LLP as its Independent Auditor

BEIJING AND DALLAS – July 18, 2014 - NQ Mobile (NYSE: NQ), a leading global provider of mobile Internet services, today announced that it has engaged Marcum Bernstein Pinchuk LLP (MBP) as its independent Registered Public Accountant.

The Company’s Audit Committee has dismissed PricewaterhouseCoopers Zhong Tian LLP (PwC) as its Independent Auditor. Effective immediately, the Company’s Audit Committee has engaged MBP as its new Independent Auditor with respect to the fiscal year 2013 and subsequent periods.

Following consultation with PwC, the Company’s Audit Committee confirms that there is no disagreement between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

PwC advised the Company and the Audit Committee that the observations referred to in the Company’s press release reporting on the Special Committee’s Independent Investigation dated June 4, 2014 regarding questions related to electronic data collected by the Investigation Team would require it to expand the scope of its work and, if investigated further, may cause it to be unwilling to rely on management representations in connection with its audit work.

The Audit Committee has carefully considered the additional procedures proposed by PwC. The Audit Committee notes that PwC informed the Company and Audit Committee that as part of those procedures it would seek among other things information that is not in the possession, custody or control of the Company. For example, PwC has requested that the Company provide PwC with access to multiple third parties’ original bank statements and financial records.

Furthermore, PwC has advised the Company and the Audit Committee that, depending upon what PwC learns from the procedures performed pursuant to its expanded audit scope, there may be other or additional information that it would need. The Audit Committee has concluded that PwC’s proposed procedures may create risk for the Company with respect to the Company’s obligation to file its Form 20-F for the year 2013.

Collectively, MBP and Marcum LLP are, a top 10 SEC practice accounting firm in the US and are a registered PCAOB member firm. The Audit Committee has full confidence in their ability to conduct their work independently, diligently, and expeditiously.

In addition to the Audit Committee’s engagement with MBP, it has also retained the services of DLA Piper US LLP to advise the Audit Committee in fulfilling its duties.

The Company remains fully confident in all of its previously reported financials and filings as to their accuracy and does not expect any material changes.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games & advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of December 31, 2013, NQ Mobile maintains a large, global user base of 481 million registered user accounts and 136 million monthly active user accounts through its consumer mobile security business, 107 million registered user accounts and 20 million monthly active user accounts through its mobile games & advertising business and over 1,250 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China.

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NQ Mobile Inc.

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